Exhibit 12.1

JANUS CAPITAL GROUP INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	6 mos ended June 30,	Year Ended December 31,
(dollars in millions)	2015	2014	2013	2012	2011	2010
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$142.6	$257.7	$195.5	$176.6	$232.8	$245.0

Interest expense	14.5	33.1	41.1	45.0	51.0	63.2

Portion of rents representative of an appropriate interest factor	2.9	5.7	5.5	5.2	5.9	5.5

Income as adjusted	$160.0	$296.5	$242.1	$226.8	$289.7	$313.7

Fixed charges:

Interest expense on indebtedness	$11.8	$26.9	$33.1	$35.7	$48.8	$55.2

Amortized premiums, discounts and capitalized expenses related to indebtness	2.7	6.2	8.0	9.3	2.2	8.0

Portion of rents representative of an appropriate interest factor	2.9	5.7	5.5	5.2	5.9	5.5

Total fixed charges	$17.4	$38.8	$46.6	$50.2	$56.9	$68.7

Ratio of Earnings to Fixed Charges	9.20	7.64	5.20	4.52	5.09	4.57